UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: July 2019

Commission file number: 001-36578

ENLIVEX THERAPEUTICS LTD.

(Translation of registrant’s name into English)

14 Einstein Street, Nes Ziona, Israel 7403618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

Financial Statements

The unaudited consolidated financial statements for Enlivex Therapeutics Ltd., a company organized under the laws of the State of Israel (“Enlivex”), as of and for the three and six-month periods ended June 30, 2019 and 2018, and the Operating and Financial Review and Prospects of Enlivex for the corresponding periods are furnished as Exhibits 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and incorporated by reference into Enlivex’s registration statements on Form F-3 (File No. 333-232413 and File No. 333-232009 ), filed with the Securities and Exchange Commission.

Exhibit No.

99.1	Unaudited historical financial information for Enlivex as of June 30, 2019 and December 31, 2018 and for the three and six-month periods ended June 30, 2019 and 2018.
99.2	Operating and Financial Review and Prospects as of June 30, 2019 and December 31, 2018 and for the three and six-month periods ended June 30, 2019 and 2018.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enlivex Therapeutics Ltd.
(Registrant)

By:	/s/ Shai Novik
Name:	Shai Novik
Title:	Executive Chairman

Date: July 26, 2019

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